SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 4, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on August 4, 2011.

PRESS RELEASE	4 August 2011

ING’s 2Q underlying net profit rises 19.7% to EUR 1,528 million

•

ING Group’s 2Q11 net result was EUR 1,507 million, or EUR 0.40 per share, including divestments, discontinued operations and special items. The underlying return on IFRS-EU equity for the first six months of 2011 rose to 14.8%.

•

Bank reported an underlying result before tax of EUR 1,304 million, including EUR 187 million impairment of Greek government bonds. The net interest margin was healthy at 1.42% and client balances increased for the eighth straight quarter. Risk costs fell 20.4% versus 2Q10. Operating expenses declined for the second consecutive quarter, but increased year-on-year. The underlying cost/income ratio was 59.2%, or 54.6% excluding market impacts.

•

Insurance operating result rose 82.5% to EUR 690 million, fuelled by increases in the investment and technical margins. The investment spread rose to 99 basis points, primarily on reinvestments and higher dividend income. The administrative expenses/operating income ratio improved to 38.0%. The underlying result before tax was strong at EUR 673 million, despite EUR 123 million of impairments on Greek government bonds.

•

ING maintained strong capital ratios during the quarter following the 13 May 2011 payment of EUR 3 billion to the Dutch State. The Bank’s core Tier 1 ratio remained robust at 9.4%, or 10.7% on a pro-forma basis including the impact of announced divestments. The Insurance IGD solvency ratio strengthened to 252%.

•

Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repurchase the remaining outstanding core Tier 1 securities, no interim dividend will be paid in 2011.

“ING reached important milestones in the second quarter as we work towards the separation of the Group and the establishment of strong stand-alone banking and insurance companies,” said Jan Hommen, CEO of ING Group. “In May we paid EUR 3 billion (including EUR 1 billion premium) to the Dutch State, while maintaining strong capital buffers to withstand potential shocks given the uncertain economic environment. We reached an agreement to sell ING Direct USA, meeting one of the principal restructuring requirements imposed by the European Commission. And last week we announced an agreement to sell our Latin American life and pension businesses for EUR 2.7 billion, marking the first major step in the divestment of the Insurance and Investment Management activities.”

“The US and European & Asian insurance businesses are making good progress on performance improvement initiatives as they prepare for separate IPOs. The operating profit for Insurance increased compared with a year ago, as measures to improve returns continue to gain momentum. The Bank posted another strong quarter, as margins held up well and we continued to grow volumes in savings and lending despite the challenging operating conditions in the second quarter. As the economic environment and financial markets remain uncertain, we will reinforce our vigilance on costs by focusing on structural improvements in our processes and organisation, while continuing to invest responsibly in the growth of our franchises for the long-term benefit of our customers.”

Key Figures1

	2Q2011	2Q2010[2]	Change	1Q2011	Change	1H2011	1H2010[2]	Change
ING Group key figures (in EUR million)
Underlying result before tax Group	1,977	1,625	21.6%	2,123	-6.9%	4,100	2,965	38.3%
of which Bank	1,304	1,607	-18.9%	1,695	-23.1%	2,999	2,889	3.8%
of which Insurance	673	18	n.a.	428	57.2%	1,102	76	n.a.
Underlying net result	1,528	1,277	19.7%	1,463	4.4%	2,991	2,150	39.1%
Net result	1,507	1,211	24.4%	1,381	9.1%	2,888	2,441	18.3%
Net result per share (in EUR)[3]	0.40	0.32	25.0%	0.37	8.1%	0.76	0.65	16.9%
Total assets (end of period, in EUR billion)				1,229	0.9%	1,241	1,273	-2.5%
Shareholders’ equity (end of period, in EUR billion)				40	0.6%	40	41	-2.6%
Underlying return on equity based on IFRS-EU equity[4]	15.2%	12.9%		14.5%		14.8%	11.4%

Banking key figures
Interest margin	1.42%	1.36%		1.44%		1.43%	1.39%
Underlying cost/income ratio	59.2%	52.7%		55.0%		57.0%	55.0%
Underlying risk costs in bp of average RWA	47	55		42		44	58
Core Tier 1 ratio				10.0%		9.4%	8.6%
Underlying return on equity based on IFRS-EU equity[4]	11.7%	14.2%		13.7%		12.7%	13.0%

Insurance key figures
Operating result ( in EUR million)	690	378	82.5%	511	35.0%	1,201	747	60.8%
Investment margin / life general account assets (in bps)	99	79		92
Administrative expenses / operating income (Life & ING IM)	38.0%	44.8%		39.9%		38.9%	44.3%
Underlying return on equity based on IFRS-EU equity[4]	11.3%	2.8%		5.6%		8.4%	1.3%

The footnotes relating to 1-4 can be found on page 13 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

ING Group’s second-quarter underlying net profit rose 19.7% to EUR 1,528 million, reflecting solid quarterly results at ING Bank and continued momentum in performance improvement at ING Insurance.

Results have been restated to reflect the sale of the Latin American pension, life insurance and investment management operations to GrupoSura for a total consideration of EUR 2.7 billion, as announced on 25 July 2011. The results from these businesses are now reported in the net result from discontinued operations, while ING’s stake in Sul America is reported in the Corporate Line.

ING Bank’s underlying result before tax was EUR 1,304 million, reflecting solid interest results and lower risk costs, and including the impact of EUR 187 million of impairments on Greek government bonds. The net interest margin remained healthy at 1.42% although there was some pressure on product margins. Risk costs were higher than the previous quarter, but declined from a year ago, confirming the gradual return to more normalised levels. Compared with the second quarter of 2010, the Bank’s result declined 18.9%. Excluding the Greek impairments, the decline was 7.2%, as the comparable quarter included a EUR 86 million gain on the sale of an equity stake and EUR 43 million of positive fair value changes on the Bank’s own Tier 2 debt. On a sequential basis, results were 23.1% lower than the first quarter of 2011, which was supported by seasonally high results in Financial Markets.

ING Bank’s net production of client balances was positive for the eighth consecutive quarter. Funds entrusted at Retail Banking grew by EUR 3.3 billion, driven by a net inflow of EUR 3.7 billion at Retail Benelux, while ING Direct and Retail Central Europe reported modest net outflows. Commercial Banking reported a EUR 0.5 billion inflow in funds entrusted. The Bank’s net production of residential mortgages was EUR 5.8 billion, while other lending increased by EUR 5.5 billion, mainly in General Lending, Retail Belgium and Central Europe.

Earnings from ING Insurance improved substantially as performance improvement measures continued to gain traction. The operating result jumped 82.5% from the second quarter of 2010 and 35.0% from the previous quarter to EUR 690 million. Results in the current quarter benefited from higher investment and technical margins compared with both prior periods. The investment spread rose to 99 basis points, reflecting reinvestments and higher dividend income in the Netherlands and the US. The second-quarter underlying result before tax increased to EUR 673 million, despite the impact of EUR 123 million of impairments on Greek government bonds, primarily due to the strong operating profit.

Insurance sales (APE) decreased 13.4% year-on-year, or 6.3% excluding currency effects. Sales declined in most regions with the exception of Asia/Pacific, where sales grew 4.1%, excluding currency effects. Sales in the Benelux were lower as the second quarter of last year was boosted by high sales in Luxembourg in anticipation of changes to a tax directive. APE declined in the US due to lower Stable Value retirement plan sales, while in Central and Rest of Europe pension sales were affected by regulatory changes.

ING Group’s quarterly net profit was EUR 1,507 million compared with EUR 1,211 million in the second quarter of 2010 and EUR 1,381 million in the previous quarter. The second-quarter underlying effective tax rate was 22.1%. Net results included EUR 51 million in gains on divestments and EUR 37 million in results from divested units/discontinued operations. Special items after tax were EUR-110 million and related primarily to various restructuring programmes. After-tax separation costs were EUR 31 million in the quarter and EUR 51 million year-to-date, out of total estimated separation costs of EUR 200 million for 2011. Insurance separation and preparation costs were EUR 10 million, out of an estimated total of EUR 50 million after tax for 2011.

The net profit per share was EUR 0.40 compared with EUR 0.32 in the second quarter of 2010 and EUR 0.37 in the first quarter of 2011. The average number of shares used to calculate earnings per share over the second quarter was 3,783.4 million. The Group’s underlying net return on IFRS-EU equity was 14.8% for the first six months of 2011.

Subsequent Event

On 21 July 2011, a Private Sector Initiative to support Greece was announced. This initiative involves a voluntary exchange of existing Greek government bonds maturing up to 2020 together with a Buyback Facility. ING is currently assessing the alternative exchange options in this initiative. Based on this Private Sector Initiative, it was concluded that bonds that are in the scope of the initiative (i.e. Greek government bonds maturing up to 2020) are impaired in the second quarter of 2011.

2	ING GROUP PRESS RELEASE 2Q2011

BANKING

Banking key figures

	2Q2011	2Q2010	Change	1Q2011	Change	1H2011	1H2010	Change
Profit and loss data (in EUR million)
Underlying interest result	3,348	3,258	2.8%	3,396	-1.4%	6,744	6,521	3.4%
Underlying income	4,101	4,377	-6.3%	4,508	-9.0%	8,609	8,554	0.6%
Underlying operating expenses	2,427	2,305	5.3%	2,481	-2.2%	4,908	4,704	4.3%
Underlying addition to loan loss provision	370	465	-20.4%	332	11.4%	702	962	-27.0%
Underlying result before tax	1,304	1,607	-18.9%	1,695	-23.1%	2,999	2,889	3.8%

Key figures
Interest margin	1.42%	1.36%		1.44%		1.43%	1.39%
Underlying cost/income ratio	59.2%	52.7%		55.0%		57.0%	55.0%
Underlying risk costs in bp of average RWA	47	55		42		44	58
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				316	-0.5%	315	342	-8.0%
Underlying return on equity based on IFRS equity[1]	11.7%	14.2%		13.7%		12.7%	13.0%
Underlying return on equity based on 7.5% core Tier 1[2]	16.9%	18.7%		20.3%		18.6%	16.9%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 7.5% core Tier-1 ratio.

ING Bank’s second-quarter results were solid, supported by a continued healthy interest margin, higher client balances and a more normalised level of risk costs, and despite EUR 187 million of impairments on Greek government bonds. The underlying profit before tax was EUR 1,304 million, down 18.9% from the previous year and 23.1% lower than the first quarter of 2011.

Total underlying income declined 6.3% from a year ago, primarily due to the Greek bond impairments. Additionally, results in the second quarter of 2010 included a capital gain on the sale of an equity stake. Excluding these exceptional items, income was stable as interest results and commission income both grew, offsetting a decline in other income. On a sequential basis, income decreased 9.0%, mainly due to seasonally strong Financial Markets revenues recorded in the first quarter of 2011 and the negative impact of the Greek impairments.

The underlying interest result was resilient, rising 2.8% from the second quarter of 2010. The interest margin increased by six basis points to 1.42% mainly on higher interest results in Financial Markets relative to last year. Compared with the first quarter of 2011, the interest result declined 1.4% and the interest margin narrowed by two basis points. In Retail Benelux, margins for mortgages and business lending in the mid-corporate and SME segments were somewhat lower, while margins on savings and current accounts held up well. The total interest margin of

ING Direct improved slightly from the previous quarter. Corporate lending margins in General Lending trended downwards due to increased competition, while Structured Finance margins remained stable.

Underlying operating expenses rose 5.3% year-on-year on higher salaries and pension costs, and higher costs consistent with an increase in headcount driven by investments in the business. Compared with the first quarter of 2011, underlying operating expenses decreased 2.2%. This was mainly attributable to lower impairments on real estate development projects and a redundancy provision recorded in the first quarter. The second-quarter underlying cost/income ratio was 59.2%, or 54.6% excluding market impacts.

ING Bank added EUR 370 million to the loan loss

ING GROUP PRESS RELEASE 2Q2011	3

provisions, 20.4% less than in the second quarter of 2010, but 11.4% more than in the benign first quarter. The increase from the previous quarter was mainly visible in the mid-corporate and SME segments in Retail Benelux, which had a very modest level of loan losses in the first quarter of 2011, and in the Real Estate Finance portfolio in the Netherlands and Australia due to some specific files. At Commercial Banking, higher risk costs at Structured Finance, following releases in the first quarter, were offset by lower additions in General Lending. Risk costs for the US and German mortgage portfolios at ING Direct improved. Total risk costs in the second quarter were 47 basis points of average risk-weighted assets versus 55 basis points in the second quarter of 2010 and 42 basis points in the previous quarter. For the coming quarters, ING expects risk costs as a percentage of risk-weighted assets to remain below the average level seen in 2010.

Retail Banking’s underlying result before tax was EUR 704 million, down 25.4% from a year ago primarily due to EUR 178 million of impairments on Greek government bonds and higher operating expenses. Compared with the second quarter of 2010, income declined 5.5% because of the Greek impairments. However, excluding the impairments, income edged up 0.8% as margins improved at ING Direct and client balances increased at Retail Banking as a whole. This mitigated the impact of lower interest results in the Netherlands due to margin pressure on business lending and the lengthening of funding for the mortgage book due to lower expected prepayments. Risk costs fell 6.0% from the second quarter of 2010 to EUR 266 million. Operating expenses rose 6.4% year-on-year due to higher salaries, pension costs, marketing expenses and investments in the business. The underlying result before tax fell 27.9% from the first quarter of 2011, primarily due to the Greek impairments, while risk costs and operating expenses were essentially flat.

The underlying result before tax of Commercial Banking excluding ING Real Estate rose 13.6% from the second quarter of 2010 to EUR 645 million. The increase was mainly driven by a marked decline in risk costs and higher income. Risk costs dropped 66.5% from a year ago as additions were significantly lower in both General Lending and Structured Finance. Income, which included EUR 9 million of Greek bond impairments, rose 1.7% primarily on higher revenues from Structured Finance, which recorded strong fee income due to a high level of loan origination. Operating expenses increased 10.9% compared with the second quarter of 2010, largely due to higher personnel costs in Structured Finance and Financial Markets. Compared with the first quarter of 2011, which contained a redundancy provision, expenses declined 2.9%. The underlying result before tax of Commercial Banking excluding ING Real Estate was 16.6% lower than the record level achieved in the first quarter of 2011, mainly due to the seasonally higher client-related activity in Financial Markets in the first quarter.

ING Real Estate recorded an underlying result before tax of EUR 13 million compared to a loss of EUR 9 million in the same quarter of last year and a profit of EUR 70 million in the first quarter of 2011. The improvement from a year ago was primarily attributable to lower negative revaluations and impairments, which were partly offset by higher risk costs for Real Estate Finance due to some specific files. The decline in results compared with the previous quarter was caused by lower income, primarily in the Investment Management and Development businesses, and higher risk costs.

The underlying result before tax of Corporate Line Banking was EUR -58 million compared to EUR 105 million in the second quarter of 2010. This decline was mainly attributable to the gain on the sale of an equity stake last year, negative fair value changes on part of ING Bank’s own Tier 2 debt (compared with positive fair value changes a year ago), and increased financing charges.

The net result of the Bank was EUR 960 million, which included a net gain of EUR 25 million mainly due to the divestment of Clarion Partners (closed on 9 June 2011) and EUR -52 million of special items after tax. The special items related primarily to the merger of the Dutch retail activities, the Belgian transformation programme, and costs related to the separation of Banking and Insurance.

The underlying return on IFRS-EU equity was 12.7% for the first half of 2011. The year-to-date underlying ROE based on a 7.5% core Tier 1 ratio was 18.6%, exceeding the target of 13-15% for 2013.

4	ING GROUP PRESS RELEASE 2Q2011

INSURANCE

Insurance key figures1

	2Q2011	2Q2010[2]	Change	1Q2011	Change	1H2011	1H2010[2]	Change
Margin analysis (in EUR million)
Investment margin	476	344	38.4%	373	27.6%	849	658	29.0%
Fees and premium-based revenues	1,147	1,107	3.6%	1,210	-5.2%	2,357	2,208	6.7%
Technical margin	260	170	52.9%	194	34.0%	455	346	31.5%
Income non-modelled life business	24	30	-20.0%	26	-7.7%	50	62	-19.4%

Life & ING IM operating income	1,907	1,651	15.5%	1,804	5.7%	3,711	3,274	13.3%

Administrative expenses	724	739	-2.0%	720	0.6%	1,444	1,449	-0.3%
DAC amortisation and trail commissions	458	408	12.3%	482	-5.0%	940	827	13.7%

Life & ING IM operating expenses	1,182	1,147	3.1%	1,201	-1.6%	2,383	2,276	4.7%

Life & ING IM operating result	725	504	43.8%	603	20.2%	1,327	998	33.0%

Non-life operating result	68	50	36.0%	42	61.9%	110	84	31.0%
Corporate line operating result	-103	-176	-41.5%	-134	-23.1%	-236	-335	n.a.

Operating result	690	378	82.5%	511	35.0%	1,201	747	60.8%

Non-operating items	-17	-359		-82		-99	-670

Underlying result before tax	673	18	n.a.	428	57.2%	1,102	76	n.a.

Key figures
Administrative expenses / operating income (Life & ING IM)	38.0%	44.8%		39.9%		38.9%	44.3%
Life general account assets (end of period, in EUR billion)				157	-0.6%	156	164	-4.9%
Investment margin / life general account assets[3] (in bps)	99	79		92
ING IM Assets under Management (end of period, in EUR billion)				327	-0.3%	326	330	-1.2%
Underlying return on equity based on IFRS-EU equity[4]	11.3%	2.8%		5.6%		8.4%	1.3%

[1]

Insurance operating and underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these businesses on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations.” Previous periods have been restated.

[2]

The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[3]	Four-quarter rolling average
[4]	Annualised underlying net result divided by average IFRS-EU equity. (The 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt.)

The operating result of ING Insurance improved further in the second quarter, increasing substantially by 82.5% from a year ago and 35.0% from the first quarter of 2011. Results in the current quarter benefited ted from higher investment and technical margins relative to both prior periods. The underlying result before tax in the second quarter of 2011 rose to EUR 673 million despite EUR 123 million of impairments on Greek government bonds.

The operating result from Life Insurance and Investment Management was EUR 725 million, 43.8% higher than the second quarter of last year and driven by a higher investment margin and an improved technical margin. Compared with the first quarter of 2011, the operating result from Life Insurance and Investment Management rose 20.2%.

The investment margin increased 38.4% from the same quarter of 2010 to EUR 476 million, primarily due to reinvestments into fixed income securities in the Netherlands and the US, lower interest rate swap expenses in the US, as well as higher dividends on equity securities and EUR 28 million of nonrecurring items in the Netherlands. Compared with the first quarter of 2011, the investment margin rose 27.6%. This was mainly attributable to dividend income on equity securities, which is typically received in the second quarter. The investment spread continued to strengthen, increasing to 99 basis points from 92 basis points in the first quarter of 2011 and 79 basis points in the second quarter of 2010.

Fees and premium-based revenues grew 3.6% from the previous year to EUR 1,147 million. This was primarily driven by increases in US Closed Block VA and ING Investment Management. Compared with the first quarter of 2011, fees and premium-based revenues declined 5.2% as that quarter was supported by seasonality in the Benelux and Asia/Pacific.

ING GROUP PRESS RELEASE 2Q2011	5

The technical margin was EUR 260 million versus EUR 170 million in the second quarter of 2010 and EUR 194 million in the first quarter of 2011. The technical margin increased compared with both comparative quarters primarily due to the EUR 70 million positive impact from an early surrender of a contract with a large pension fund in the Netherlands.

Life Insurance and Investment Management administrative expenses were 2.0% lower than the second quarter of last year, but 4.5% higher excluding currency effects. This increase was caused by EUR 25 million of favourable nonrecurring items in the Benelux in the second quarter of 2010, higher project expenses in the current quarter in Central and Rest of Europe, and the introduction of a fixed service fee at Investment Management (for which there is an offset in income). The US had lower expenses, which was largely due to a reduction in staff. On a sequential basis, total Life Insurance and Investment Management administrative expenses increased 0.6%, or 3.4% excluding currency effects. This was mainly due to higher employee benefits expenses in the Benelux in the current quarter and a nonrecurring reduction in accruals related to incentive compensation, which lowered expenses in the US in the first quarter of 2011. The ratio of administrative expenses to operating income improved to 38.0% reflecting the increase in operating income, which was supported in part by seasonal and nonrecurring items.

The non-life operating result of ING Insurance was EUR 68 million, up 36.0% from a year ago and up 61.9% from the first quarter of 2011, mainly due to lower claims.

The Corporate Line operating result improved to EUR -103 million compared with EUR -176 million in the second quarter of 2010. This was the result of lower interest payments on hybrids since December 2010 and the discontinuation of Group core debt expense allocation to Insurance as from 1 January 2011. The operating result also improved compared with EUR -134 million in the first quarter of 2011 driven in part by improved results at ING Reinsurance. The Corporate Line includes the result of ING’s stake in Sul America, which was EUR 22 million in the current quarter and EUR 23 million in the second quarter of 2010.

ING Insurance posted an underlying result before tax of EUR 673 million in the second quarter, a significant improvement compared with EUR 18 million in the same quarter of 2010 and up 57.2% from the first quarter. Non-operating items in the second quarter totalled EUR -17 million. Gains/losses and impairments on investments were EUR -110 million, primarily reflecting EUR 123 million of impairments on Greek government bonds which more than offset the positive impact of capital gains in the Benelux. Revaluations were positive at EUR 111 million, mainly driven by positive revaluations from alternative assets and CMO assets. Market and other impacts improved to EUR -18 million and consisted primarily of EUR -109 million related to the change of provision for guarantees on separate account pension contracts (net of hedging) in the Netherlands, EUR 61 million of positive results on Japan SPVA (reported in the Corporate Line) and EUR 49 million of hedging gains (net of reserve changes) in US Closed Block VA.

The second-quarter net result for Insurance was EUR 547 million. This included EUR -58 million of special items mainly associated with restructuring programmes and separation expenses, EUR 27 million of gains on divestments and a EUR 37 million net result from divested units/discontinued operations in Latin America. Prior quarters have been restated to reflect the divestment of ING’s Latin American pension, life insurance and investment management operations, as announced on 25 July 2011. The underlying return on IFRS-EU equity for Insurance was 8.4% for the first six months of 2011.

Insurance sales (APE) decreased 6.3% year-on-year, excluding currency effects. Sales declined in the Benelux from a year ago as the second quarter of 2010 included high sales in Luxembourg in anticipation of changes to a European Savings Taxation Directive. In the US, APE declined from the second quarter of last year, which included exceptionally high sales of Stable Value retirement products. However, sales of core Retirement and Individual Life products were strong. Full Service Retirement Plan sales were up 17% from a year ago and Individual Life sales rose 32%. In Central and Rest of Europe, pension sales were lower due to regulatory changes in Hungary and Poland, while life sales were higher in most countries in the region. APE grew 4.1% in Asia/Pacific on improved agent productivity in ING Life Korea, new product introductions in Malaysia and growth in KB Life. Compared with the first quarter of 2011, total sales at ING Insurance decreased 21.0% (excluding currency effects) due to seasonality in the Benelux, the US and Asia/Pacific, all of which supported first-quarter APE.

6	ING GROUP PRESS RELEASE 2Q2011

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance Sheet and Capital Management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
		Pro forma		Pro forma		Pro forma		Pro forma
End of period, in EUR million	30 June 11	March 2011[1]	30 June 11	March 2011[1]	30 June 1[1]	March 2011[1]	30 June 1[1]	March 2011[1]
Balance sheet data
Financial assets at fair value through P&L	255,190	248,631	136,540	128,099	120,125	122,160	-1,475	-1,628
Investments	207,807	208,020	88,477	88,762	119,330	119,259
Loans and advances to customers	589,108	582,162	565,869	557,890	30,380	30,025	-7,141	-5,753
Assets held for sale	61,188	61,927	58,014	58,668	3,174	3,259
Other assets	127,438	128,495	93,702	94,088	38,074	39,333	-4,338	-4,927

Total assets	1,240,731	1,229,235	942,602	927,507	311,083	314,036	-12,954	-12,308

Shareholders’ equity	40,288	40,067	32,486	34,869	19,461	18,955	-11,659	-13,756
Minority interests	832	742	715	617	94	124	23
Non-voting equity securities	3,000	5,000					3,000	5,000

Total equity	44,120	45,809	33,201	35,486	19,556	19,079	-8,637	-8,756

Debt securities in issue	151,593	140,145	142,925	130,739	3,895	3,901	4,773	5,505
Insurance and investment contracts	259,599	262,461			259,599	262,461
Customer deposits/other funds on deposit	458,262	455,884	464,954	462,019			-6,692	-6,135
Financial liabilities at fair value through P&L	123,174	122,184	121,423	120,277	3,240	3,396	-1,489	-1,489
Liabilities held for sale	58,991	60,612	57,502	58,923	1,489	1,689
Other liabilities	144,992	142,140	122,597	120,064	23,304	23,510	-910	-1,434

Total liabilities	1,196,610	1,183,426	909,401	892,022	291,527	294,957	-4,318	-3,553

Total equity and liabilities	1,240,731	1,229,235	942,602	927,507	311,083	314,036	-12,954	-12,308

Capital ratios (end of period)
ING Group debt/equity ratio	13.9%	13.6%
Bank core Tier 1 ratio			9.4%	10.0%
Insurance IGD Solvency ratio					252%	241%

[1]	Adjusted for transfer of ING Direct USA, ING Car Lease and ING Latin America to assets/liabilities held for sale. IFRS balance sheet figures as of 30 March 2011 can be found in Appendix 2.

ING Group’s balance sheet increased by EUR 11 billion to EUR 1,241 billion, including EUR 6 billion of negative currency impacts. Balance sheet growth was driven by EUR 7 billion of higher loans and advances to customers and EUR 7 billion of higher financial assets at fair value through P&L. In June 2011, balance sheet items of ING Direct USA (excluding the Illiquid Assets Back-up Facility), ING Car Lease and Insurance Latin America were transferred to assets and liabilities held for sale, causing large changes per balance sheet item.

Shareholders’ equity rose by EUR 0.2 billion to EUR 40.3 billion (or EUR 10.65 per share). This was mainly due to the EUR 1.5 billion quarterly profit which was offset by the EUR 1 billion premium paid on the core Tier 1 securities to the Dutch State.

ING Bank’s core Tier 1 ratio remained robust at 9.4% despite the payment to the Dutch State of EUR 3 billion, which included the premium of EUR 1 billion. Including the positive impact of the announced sales of ING Direct USA, the majority of ING Real Estate Investment Management and ING Car Lease, the pro-forma core Tier 1 ratio at 30 June 2011 was 10.7%.

As announced on 15 July 2011, ING Bank comfortably passed the bank stress test conducted by the European

Banking Authority (EBA) with solvency levels that would remain well above the EBA’s hurdle rates.

The Insurance Group Directive (IGD) ratio strengthened from 241% at the end of the first quarter of 2011 to 252% at the end of June 2011, of which 8%-points was driven by the decrease in goodwill (reflected in required regulatory adjustments) due to the classification of Latin American pension and life insurance assets and liabilities as held for sale. The remaining improvement was related to retained earnings, while required capital rose slightly by EUR 0.1 billion to EUR 8.4 billion. The expected net transaction result of approximately EUR 1.0 billion on the sale of the Latin American business will increase the IGD ratio by an additional 12%-points at closing.

The Group’s debt/equity ratio increased to 13.9% at the end of the second quarter. Adjusted equity of ING Group decreased by EUR 1.8 billion, reflecting the EUR 3.0 billion payment to the Dutch State which was only partially offset by the EUR 1.5 billion of second-quarter earnings. Group core debt decreased by EUR 0.1 billion.

Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repurchase the remaining outstanding core Tier 1 securities, no interim dividend will be paid in 2011.

ING GROUP PRESS RELEASE 2Q2011	7

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account
	Total Group[1,2]		Total Banking		Total Insurance[2]
in EUR million	2Q2011	2Q2010[3]	2Q2011	2Q2010	2Q2011	2Q2010[3]
Gross premium income	6,299	6,759			6,299	6,759
Interest result Banking operations	3,345	3,229	3,348	3,258
Commission income	1,090	1,023	682	658	408	364
Total investment & other income	2,291	4,068	71	460	2,334	3,639

Total underlying income	13,024	15,078	4,101	4,377	9,041	10,763

Underwriting expenditure	7,190	9,578			7,190	9,578
Staff expenses	1,941	1,842	1,428	1,321	514	522
Other expenses	1,372	1,297	950	878	422	419
Intangibles amortisation and impairments	48	106	48	106

Operating expenses	3,362	3,246	2,427	2,305	936	941
Interest expenses Insurance operations	119	158			236	219
Addition to loan loss provisions	370	465	370	465
Other	6	6			6	6

Total underlying expenditure	11,047	13,453	2,797	2,770	8,367	10,744

Underlying result before tax	1,977	1,625	1,304	1,607	673	18

Taxation	436	329	305	425	131	-95
Minority interests	13	19	11	17	1	2

Underlying net result	1,528	1,277	987	1,165	541	112

Net gains/losses on divestments	51		25		27
Net result from divested units	-1	-2		4	-1	-6
Net result from discontinued operations	38	42			38	42
Special items after tax	-110	-106	-52	-62	-58	-44

Net result	1,507	1,211	960	1,106	547	105

[1]	Including intercompany eliminations
[2]

Underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these businesses on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations.” Previous periods have been restated.

[3]

The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

ING GROUP PRESS RELEASE 2Q2011	8

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank NV			ING Verzekeringen NV			Holdings/eliminations
in EUR million	30 June 2011	31 Mar. 2011 pro forma[1]	31 Mar. 2011	30 June 2011	31 Mar. 2011 pro forma[1]	31 Mar. 2011	30 June 2011	31 Mar. 2011 pro forma[1]	31 Mar. 2011	30 June 2011	31 Mar. 2011 pro forma[1]	31 Mar. 2011
Assets
Cash and balances with central banks	12,091	13,552	16,301	9,044	10,307	12,970	7,273	7,364	7,451	-4,226	-4,120	-4,120
Amounts due from banks	56,580	55,164	55,435	56,580	55,163	55,435
Financial assets at fair value through P&L	255,190	248,631	249,310	136,540	128,099	128,101	120,125	122,160	122,837	-1,475	-1,628	-1,628
Investments	207,807	208,020	229,503	88,477	88,762	109,571	119,330	119,259	119,933
Loans and advances to customers	589,108	582,162	611,138	565,869	557,890	586,861	30,380	30,025	30,031	-7,141	-5,754	-5,754
Reinsurance contracts	5,447	5,542	5,544				5,447	5,542	5,544
Investments in associates	3,235	3,767	3,761	847	1,300	1,300	2,375	2,473	2,467	13	-6	-6
Real estate investments	1,743	1,764	1,857	502	526	526	961	960	1,053	280	278	278
Property and equipment	2,920	2,954	6,159	2,465	2,490	5,665	455	464	494
Intangible assets	3,975	4,171	5,104	1,905	1,995	2,162	2,226	2,332	3,098	-156	-156	-156
Deferred acquisition costs	10,021	10,116	10,125				10,021	10,116	10,125
Assets held for sale	61,188	61,927	680	58,014	58,668	308	3,174	3,259	372
Other assets	31,426	31,467	34,319	22,360	22,307	24,610	9,316	10,084	10,633	-250	-924	-924

Total assets	1,240,731	1,229,235	1,229,235	942,602	927,507	927,507	311,083	314,036	314,036	-12,954	-12,308	-12,308

Equity
Shareholders’ equity	40,288	40,067	40,067	32,486	34,869	34,869	19,461	18,955	18,955	-11,659	-13,756	-13,756
Minority interests	832	742	742	715	617	617	94	124	124	23
Non-voting equity securities	3,000	5,000	5,000							3,000	5,000	5,000

Total equity	44,120	45,809	45,809	33,201	35,486	35,486	19,556	19,079	19,079	-8,636	-8,756	-8,756

Liabilities
Subordinated loans	10,180	10,213	10,213	18,924	19,087	19,087	4,266	4,295	4,295	-13,010	-13,170	-13,170
Debt securities in issue	151,593	140,145	140,145	142,925	130,739	130,739	3,895	3,901	3,901	4,773	5,505	5,505
Other borrowed funds	19,526	19,661	19,829				7,555	7,686	7,854	11,971	11,975	11,975
Insurance and investment contracts	259,599	262,461	263,154				259,599	262,461	263,154
Amounts due to banks	81,889	78,528	79,341	81,889	78,528	79,341
Customer deposits and other funds on deposits	458,262	455,884	513,274	464,954	462,019	519,409				-6,692	-6,135	-6,135
Financial liabilities at fair value through P&L	123,174	122,184	122,184	121,423	120,277	120,277	3,240	3,396	3,396	-1,489	-1,489	-1,489
Liabilities held for sale	58,991	60,612	399	57,502	58,923	128	1,489	1,689	271
Other liabilities	33,396	33,738	34,886	21,785	22,448	23,039	11,485	11,529	12,086	126	-239	-239

Total liabilities	1,196,610	1,183,426	1,183,426	909,401	892,022	892,022	291,527	294,957	294,957	-4,321	-3,553	-3,553

Total equity and liabilities	1,240,731	1,229,235	1,229,235	942,602	927,507	927,507	311,083	314,036	314,036	-12,954	-12,308	-12,308

[1]	Adjusted for transfer of ING Direct USA, ING Car Lease and ING Insurance Latin America to assets/liabilities held for sale

ING GROUP PRESS RELEASE 2Q2011	9

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia
in EUR million	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010
Interest result	2,473	2,498	889	937	389	392	996	948	167	177	32	44
Commission income	315	343	112	123	83	93	40	41	67	73	13	13
Investment income	-163	-45	4	3	-7	-2	-165	-53	3	1	2	5
Other income	31	15	14	-5	42	30	-50	-6	15	-7	9	2

Total underlying income	2,655	2,810	1,019	1,058	507	513	822	931	252	244	56	65

Staff and other expenses	1,678	1,570	597	569	352	329	485	434	203	196	41	43
Intangibles amortisation and impairments	7	13	1	10	0	0	5	3	0	0	0	0

Operating expenses	1,685	1,583	598	579	352	329	490	436	203	196	41	43

Gross result	970	1,228	420	480	155	184	332	494	49	48	14	22

Addition to loan loss provision	266	283	90	124	50	44	97	88	21	20	9	7

Underlying result before tax	704	944	331	356	105	140	235	406	28	27	6	15

Client balances (in EUR billion)
Residential Mortgages	321.9	306.0	141.3	134.8	27.2	24.2	148.7	143.0	4.0	3.3	0.7	0.6
Other Lending	91.0	87.0	42.7	43.8	29.5	26.9	3.8	3.4	11.9	10.1	3.1	2.9
Funds Entrusted	440.5	436.2	105.3	108.4	72.0	69.0	239.8	237.5	19.6	18.0	3.8	3.4
AUM/Mutual Funds	57.5	54.5	16.3	16.1	27.1	26.0	11.6	10.2	2.1	1.8	0.4	0.4

Profitability and efficiency[1]
Cost/income ratio	63.5%	56.3%	58.7%	54.7%	69.5%	64.1%	59.6%	46.9%	80.7%	80.5%	74.2%	65.7%
Return on Equity[2]	16.0%	20.4%	26.4%	26.8%	22.5%	32.6%	12.3%	18.7%	6.1%	5.2%	1.8%	7.9%

Risk[1]
Risk costs in bp of average RWA	61	63	72	95	109	92	52	46	35	37	36	32
Risk-weighted assets (end of period)	176,049	183,281	49,337	52,837	18,634	19,781	74,791	79,253	23,909	22,304	9,379	9,107

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 2Q2011	10

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		GL & PCM		Structured Finance		Leasing & Factoring		Financial Markets		Other products		Total Commercial Banking excl. RE		ING Real Estate
in EUR million	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010
Interest result	913	830	215	231	281	277	50	48	249	177	-8	-10	788	723	125	107
Commission income	370	318	56	52	151	94	11	8	11	15	61	57	290	225	80	93
Investment income	-12	-3	-5	-4	7	1	0	0	-9	12	8	-1	1	7	-13	-10
Other income	193	304	-5	6	-21	-31	59	58	141	240	17	21	192	294	1	10

Total underlying income	1,465	1,449	260	284	419	340	120	114	392	445	79	66	1,271	1,250	194	200

Staff and other expenses	669	624	142	134	98	84	55	55	203	181	70	61	569	514	100	110
Intangibles amortisation and impairments	34	85	0	0	0	0	0	0	0	0	1	0	1	0	33	85

Operating expenses	703	710	142	134	98	84	56	55	203	181	71	61	570	514	133	195

Gross result	763	740	118	151	321	256	65	59	189	264	9	5	701	735	61	4

Addition to loan loss provision	104	181	14	77	23	71	23	20	0	0	-4	-2	56	167	48	14

Underlying result before tax	658	558	104	74	298	185	42	38	189	264	12	7	645	568	13	-9

Client balances (in EUR billion)
Residential Mortgages
Other Lending	142.2	140.9	36.9	36.8	51.4	49.5	16.8	16.7	3.6	2.9	0.0	0.1	108.7	106.0	33.5	34.9
Funds Entrusted	57.8	62.0	35.0	33.1	2.1	3.9	0.0	0.0	20.3	24.3	0.4	0.7	57.8	62.0
AUM/Mutual Funds	44.5	71.1													44.5	71.1

Profitability and efficiency[1]
Underlying cost/income ratio	48.0%	49.0%	54.6%	46.9%	23.4%	24.7%	46.3%	48.4%	51.8%	40.6%	89.1%	92.3%	44.8%	41.2%	68.4%	97.8%
Return on Equity[2]	20.6%	14.8%	9.0%	6.2%	30.3%	19.0%	18.9%	16.1%	26.0%	30.1%	76.2%	1.1%	23.4%	17.0%	-5.4%	-3.2%

Risk[1]
Risk costs in bp of average RWA	31	47	14	70	23	68	111	98	0	0	-33	-14	18	49	146	32
Risk-weighted assets (end of period)	134,437	154,053	39,146	44,509	40,417	42,309	8,089	8,490	29,598	37,600	4,386	4,892	121,636	137,799	12,801	16,254

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 2Q2011	11

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and Key figures1

	ING Insurance			Benelux		Central & Rest of Europe		United States		US Closed Block VA2		Asia/Pacific		ING IM		Corporate line
In EUR million	2Q2011	2Q2010		2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010	2Q2011	2Q2010
Investment margin	476	344		216	141	21	18	213	185	7	-12	18	12	1	1
Fees and premium-based revenues	1,147	1,107		141	140	123	131	260	269	61	18	334	335	228	214
Technical margin	260	170		145	46	48	31	22	44	6	8	39	41	—	—
Income non-modelled life business	24	30		8	8	1	4	-0	-0	-0	0	15	18	0	-0

Life & ING IM operating income	1,907	1,651		509	334	192	184	495	498	74	13	407	406	229	215

Administrative expenses	724	739		142	121	75	61	193	238	20	20	113	112	180	186
DAC amortisation and trail commissions	458	408		49	50	52	50	149	158	38	-25	170	175	1	1

Life & ING IM expenses	1,182	1,147		191	172	127	111	342	396	58	-5	284	287	181	187

Life & ING IM operating result	725	504		318	163	66	74	152	102	17	18	124	118	48	28

Non-life operating result	68	50		66	48	1	1	—	—	—	—	1	1	—	—
Corporate Line operating result	-103	-176														-103	-176

Operating result	690	378		384	210	67	75	152	102	17	18	125	120	48	28	-103	-176

Gains/losses and impairments	-110	-143		0	-59	-109	-19	-4	-83	-5	-0	6	13	0	5	2	-0
Revaluations	111	176		7	7	—	—	119	207	0	-3	-1	-4	9	3	-23	-34
Market & other impacts	-18	-392		-109	110	—	—	-22	-108	49	-419	4	-12	—	—	61	37

Underlying result before tax	673	18		282	268	-42	56	245	118	61	-404	134	117	56	37	-63	-172

Life Insurance - New business figures
Single premiums	2,748	4,226		486	727	198	164	1,962	3,103	—	126	101	106	—	—	—	—
Annual premiums	669	667		70	58	63	68	215	221	—	—	321	320	—	—	—	—
New sales (APE)	944	1,090		119	131	83	85	411	532	—	13	331	330	—	—	—	—

Key figures
Gross premium income	6,299	6,759		1,477	1,600	527	522	2,570	2,862	110	158	1,607	1,609	—	—	7	8
Adm. expenses / operating income (Life & ING IM)	38.0%	44.8%		27.9%	36.2%	39.1%	33.2%	39.0%	47.8%	27.0%	153.8%	27.8%	27.6%	78.6%	86.5%
Life general account assets (end of period, in EUR billion)	156	164		60	60	8	8	60	67	4	6	24	22	1	1	—	—
Investment margin / Life general account asset (in bps)[3]	99	79		91	69	101	95	138	115	54	-29	29	17	60	241
Provision for life insurance & investm. contracts for risk policyholder (end of period)	113,947	116,983	[4]	21,813	22,824	3,806	3,420	34,944	34,305	32,156	34,396	21,227	21,925	—	—	—	—
Net production client balances (in EUR billion)	-0.4	-4.2		0.1	-0.3	-1.7	0.4	-0.1	-0.8	-0.7	-0.6	0.5	0.5	1.7	-3.4	—	—
Client balances (end of period, in EUR billion)	393.3	391.6		70.4	69.9	27.9	25.5	92.2	99.3	32.9	35.2	42.9	42.7	127.0	119.0	—	—
Administrative expenses (total)	863	864		242	215	76	62	193	238	20	20	114	113	180	186	36.7	29.6

[1]

Insurance operating and underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these businesses on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations.” Previous periods have been restated.

[2]

The result has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011

[3]	Four-quarters rolling average
[4]	2010 includes EUR 112 million for Latin America

ING GROUP PRESS RELEASE 2Q2011	12

ENQUIRIES

Investor enquiries

T: +31 20 541 5460

E: investor.relations@ing.com

Press enquiries

T: +31 20 541 5433

E: media.relations@ing.com

Investor conference call, media conference call and webcast

Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 4 August 2011 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

A press conference will be held on 4 August 2011 at 11:00 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam. Journalists can also join in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2Q2011 ING Group Interim Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in

Additional information is available in the following documents published at www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 June 2011

•	ING Bank Condensed consolidated interim financial information for the period ended 30 June 2011

•	ING Insurance Condensed consolidated interim financial information for the period ended 30 June 2011 performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

Notes from the front page table:

[1]

Operating and underlying figures exclude the Insurance Latin American pension, life insurance and investment management operations, following the announced sale of these businesses on 25 July 2011. The result of Insurance Latin America has been transferred to “net result from discontinued operations.” Previous periods have been restated.

[2]

The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[3]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[4]	Annualised underlying net result divided by average IFRS-EU equity. (For Insurance, the 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt.)

ING GROUP PRESS RELEASE 2Q2011	13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: August 4, 2011